UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                              Spartan Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    846822104
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                  and Communications)

                                 August 1, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               37,204 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             28,005 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            37,204 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     28,005 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           65,209 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.32%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               791,637 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            791,637 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             791,637 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.86%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               73,499 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            73,499 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          73,499 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.36%

14 TYPE OF REPORTING PERSON*
         CO


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               103,847 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            103,847 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         103,847 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.51%

14 TYPE OF REPORTING PERSON*
         PN


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               56,758 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            56,758 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -----
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         56,758 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.28%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Spartan Stores, Inc., 850 76th Street Southwest, Grand Rapids, MI. 49518.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF") is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC") is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. The principal address of each of LAF, LAM, LPC, LHC, LOF, LOM, LMF and LMOF is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). As previously reported, Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking further Board representation, making further proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of June 30, 2005. Shares of Common Stock

Loeb Arbitrage Fund                           791,637
Loeb Partners Corporation*                     65,209
Loeb Offshore Fund Ltd.                        73,499
Loeb Marathon Fund LP                         103,847
Loeb Marathon Offshore Fund, Ltd.              56,758
                                             ---------
                                             1,090,950

The total shares of Common Stock constitute 5.32% of the 20,516,000 outstanding shares of Common Stock as reported by the Issuer.
-------------------------
*Including shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) Loeb Arbitrage Fund has the sole power to direct the vote and the sole power to direct the disposition of the 791,637 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Partners Corporation has the sole power to direct the vote and the sole power to direct the disposition of 37,204 shares of Common Stock that may be deemed to be beneficially owned by it and shared power to direct the vote and direct the disposition of 28,005 shares of Common Stock that may be deemed to be beneficially owned by it.* Loeb Offshore Fund Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 73,499 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Fund LP has the sole power to direct the vote and the sole power to direct the disposition of the 103,847 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Offshore Fund, Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 56,758 shares of Common Stock that may be deemed to be beneficially owned by it.
-------------------------
*Power is shared with respect to shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(c) The following purchases and sales of Common Stock have been made:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.           07-21-05      14414             $11.28
                              07-22-05       2007              11.21
                              07-22-05       1880              11.20
                              07-25-05       2208              11.05
                              07-25-05       1830              11.01
                              07-26-05       1495              11.42
                              07-26-05       1806              11.51
                              07-27-05        149              11.81
                              07-28-05       1987              11.88
                              08-01-05       3663              12.10
                              08-02-05       1049              12.36

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           07-21-05     174960             $11.28
                              07-22-05      18145              11.19
                              07-22-05      29038              11.21
                              07-25-05      26803              11.05
                              07-25-05      22209              11.01
                              07-26-05      18155              11.42
                              07-26-05      51054              11.51
                              07-27-05       1819              11.81
                              07-28-05      24121              11.87
                              08-01-05      44459              12.10
                              08-02-05      12723              12.36

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            07-21-05      16243             $11.28
                              07-22-05       2695              11.21
                              07-22-05       1685              11.19
                              07-25-05       1316              11.01
                              07-25-05       2489              11.05
                              07-25-05       2061              11.01
                              07-26-05       1685              11.42
                              07-26-05       1316              11.01
                              07-26-05       4740              11.51
                              07-26-05       1685              11.42
                              07-27-05        169              11.81
                              07-28-05       2239              11.87
                              08-01-05       4128              12.10
                              08-02-05       1182              12.36

Holder                            Date     Shares      Average Price
Loeb Marathon Fund            07-21-05      23396             $11.28
                              07-22-05       3892              11.16
                              07-22-05       2435              11.19
                              07-22-05        100              10.99
                              07-25-05       2584              11.01
                              07-25-05         34              11.19
                              07-25-05       3975              11.05
                              07-26-05       2427              11.21
                              07-26-05       5912              11.51
                              07-26-05       3069              11.05
                              07-27-05       2427              11.42
                              07-28-05       1889              11.87
                              08-01-05       5068              12.10
                              08-02-05       3710              12.36

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        07-21-05      11969             $11.28
 Fund Ltd.                    07-22-05       1983              12.21
                              07-22-05       1240              11.19
                              07-25-05       2025              11.05
                              07-25-05       1206              11.19
                              07-26-05       3011              11.51
                              07-26-05       1238              11.42
                              07-26-05        906              11.05
                              07-26-05       1316              11.01
                              07-26-05       3011              11.51
                              07-27-05        126              11.81
                              07-28-05       3111              11.87
                              07-28-05        237              11.81
                              08-01-05       2770              12.10
                              08-02-05       1728              12.36

                                        Sales of Common Stock

Holder                               Date     Shares      Average Price
Loeb Partners Corp.
                                 06-14-05        511              13.47
                                 06-14-05        385              13.47
                                 06-15-05         90              13.80
                                 06-15-05        641              13.80
                                 06-16-05        681              14.61
                                 06-16-05        512              14.61
                                 06-21-05        328              13.95
                                 06-21-05       1448              13.95
                                 06-22-05        862              13.96
                                 06-23-05       2667              14.06
                                 06-24-05        834              14.22
                                 06-27-05        107              14.29
                                 06-29-05       2099              14.45
                                 06-30-05       4077              14.65
                                 07-01-05        598              14.48
                                 07-05-05       1411              14.66
                                 07-06-05       2990              14.70
                                 07-07-05       2392              14.87
                                 07-08-05       3284              15.17
                                 07-11-05       4486              15.38
                                 07-12-05       1849              15.41
                                 07-12-05       7305              15.32
                                 07-13-05       1304              14.42
                                 07-15-05        897              14.27
                                 07-18-05        979              14.37
                                 07-20-05       1197              14.34
                                 07-20-05       1344              14.33


Holder                               Date     Shares      Average Price
Loeb Arbitrage Fund
                                 06-14-05     10,877              13.47
                                 06-15-05     18,886              13.80
                                 06-16-05     14,501              14.61
                                 06-21-05      17578              13.94
                                 06-21-05       3988              13.94
                                 06-22-05      10466              13.96
                                 06-23-05      32377              14.05
                                 06-24-05      10124              14.21
                                 06-27-05       1310              14.28
                                 06-29-05      25478              14.45
                                 06-30-05      49495              14.65
                                 07-01-05       7258              14.48
                                 07-05-05      17128              14.66
                                 07-06-05      36300              14.70
                                 07-07-05      29038              14.87
                                 07-08-05      39853              15.16
                                 07-11-05      54447              15.38
                                 07-12-05      88667              15.32
                                 07-12-05      22431              15.40
                                 07-13-05      15827              14.42
                                 07-15-05      10892              14.27
                                 07-20-05       9074              14.36
                                 07-20-05      21781              14.32

Holder                               Date     Shares      Average Price
Loeb Offshore Fund
                                 06-14-05      1,010              13.47
                                 06-15-05      1,682              13.80
                                 06-16-05      1,346              14.61
                                 06-21-05       1632              13.94
                                 06-21-05        370              13.94
                                 06-22-05        972              13.96
                                 06-23-05       3006              14.05
                                 06-24-05        940              14.21
                                 06-27-05        121              14.28
                                 06-29-05       2365              14.45
                                 06-30-05       4595              14.65
                                 07-01-05        674              14.48
                                 07-05-05       1590              14.66
                                 07-06-05       3370              14.70
                                 07-07-05       2695              14.87
                                 07-08-05       3700              15.16
                                 07-11-05       5055              15.38
                                 07-12-05       2083              15.40
                                 07-12-05       8232              15.32
                                 07-13-05       1469              14.42
                                 07-15-05       1011              14.26
                                 07-18-05       1092              14.37
                                 07-20-05       2022              14.32
                                 07-20-05        843              14.36
                                 07-26-05       1316              11.01

Holder                               Date     Shares      Average Price
Loeb Marathon Fund               06-14-05       1627              13.47
                                 06-15-05       2716              13.80
                                 06-16-05       2172              14.61
                                 06-21-05        598              13.94
                                 06-21-05       2625              13.94
                                 06-22-05       2200              13.96
                                 06-23-05       4850              14.05
                                 06-24-05       2500              14.21
                                 06-28-05        300              14.28
                                 06-30-05       5200              14.49
                                 06-30-05      19573              14.55
                                 06-30-05      11000              14.65
                                 07-01-05        966              14.48
                                 07-05-05       1365              14.66
                                 07-06-05       4867              14.70
                                 07-07-05         68              14.70
                                 07-07-05       3959              14.87
                                 07-08-05       5280              15.16
                                 07-11-05       7295              15.38
                                 07-12-05       3006              15.40
                                 07-12-05      11881              15.32
                                 07-13-05       2120              14.42
                                 07-15-05       1457              14.27
                                 07-18-05       1577              14.37
                                 07-20-05       2918              14.32
                                 07-20-05       1216              14.36
                                 07-26-05       3975              11.05

Holder                               Date     Shares      Average Price
Loeb Marathon Offshore
Fund
                                 06-14-05        590              13.47
                                 06-15-05        985              13.80
                                 06-16-05        788              14.61
                                 06-21-05        216              13.94
                                 06-21-05        964              13.94
                                 06-23-05       1750              14.05
                                 06-30-05       9573              14.58
                                 07-01-05        504              14.48
                                 07-05-05       2135              14.66
                                 07-07-05       2405              14.70
                                 07-07-05       1916              14.87
                                 07-08-05       2791              15.16
                                 07-11-05       3717              15.38
                                 07-12-05       1531              15.40
                                 07-12-05       6052              15.32
                                 07-13-05       1080              14.42
                                 07-15-05        743              14.26
                                 07-18-05        803              14.37
                                 07-20-05       1486              14.32
                                 07-20-05        619              14.36
                                 07-25-05       1240              11.19


         All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2005                              Loeb Partners Corporation


                                         By: /s/ Gideon J. King
                                                 Executive Vice President

August 3, 2005                               Loeb Arbitrage Fund
                                       By: Loeb Arbitrage Management, Inc., G.P.


                                          By: /s/ Gideon J. King
                                                  President

August 3, 2005                                Loeb Offshore Fund Ltd.



                                        By: /s/ Gideon J. King
                                                Director

August 3, 2005                              Loeb Marathon Fund LP
                                       By: Loeb Arbitrage Management, Inc., G.P.


                                       By: /s/ Gideon J. King
                                               President

August 3, 2005                              Loeb Marathon Offshore Fund


                                       By: /s/ Gideon J. King
                                               Director